Accountants' Consent


The Board of Directors
National Research Corporation:


We consent to incorporation by reference in the registration statements (File No. 333-52135 and 333-52143) on Form S-8 of National Research Corporation of our report dated February 8, 2001, relating to the balance sheets of National Research Corporation as of December 31, 2000 and 1999, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, and related schedule, which reports appear in the December 31, 2000, annual report on Form 10-K of National Research Corporation.

                                       /s/ KPMG LLP



Lincoln, Nebraska
March 29, 2001